UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES ACT OF 1934

For the month of December, 2007

Commission File Number 0-31481

CARTHEW BAY TECHNOLOGIES,  INC.

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(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 2500

Toronto, Ontario, Canada M5J 2T7

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-_____________.

The following is included in this report on Form 6-K:

Description:

On December 10, 2007, Carthew Bay Technologies, Inc. (the “Company”) issued a press release, attached hereto as Exhibit 99.1, which announced that the Company has executed a Letter of Intent (the “Letter of Intent”) with Colorep Inc., a California corporation (“Colorep”) relating to certain  proposed transactions (the “Transactions”) as identified therein.  Attached hereto as Exhibit 99.2 is the Letter of Intent. A summary of the matters described in the Letter of Intent is provided hereinbelow.

Cautionary Statement Regarding Forward-looking Statements

The information provided in this report may contain “forward looking” statements or statements which arguably imply or suggest certain things about our future, including but not limited to, information relating to the proposed Transaction.  Statements, which express that we “believe”, “anticipate”, “expect”, or “plan to”, as well as, other statements which are not historical fact, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on assumptions that we believe are reasonable, but a number of factors could cause our actual results to differ materially from those expressed or implied by these statements.  Our actual results could differ materially from those discussed in the forward-looking statements.  Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.  In addition to other factors and matters contained or incorporated in this report, these statements are subject to risks, uncertainties, and other factors, including, among others:

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the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Transactions;

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the outcome of any legal proceedings that have been or may be instituted against the Company and/or Colorep and others relating to the proposed Transactions;

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the inability to complete the proposed Transactions due to the failure to obtain stockholder approval or the failure to satisfy other conditions to consummation of the proposed Transactions;

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the failure to obtain any financing arrangements required under Letter of Intent;

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the failure of the proposed Transactions to close for any other reason;

and any other risks detailed in our current filings with the SEC, including our most recent filings on Forms 20-F.  In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. We cannot guarantee any future results, levels of activity, performance or achievements.

The following summary of the Letter of Intent is qualified in its entirety by reference to the Letter of Intent, and in the event of any conflict between this summary and the actual terms and conditions of the Letter of Intent, the Letter of Intent shall govern and control.  Accordingly, readers of this summary are cautioned  to carefully review the Letter of Intent and not to place any undue reliance upon this summary.

Overview of the Transactions

The Transactions outlined in the Letter of Intent contemplate that (i) the Company will acquire up to US$2,000,000 of debentures (the “Debentures”) of Colorep, subject to certain conditions related thereto; and (ii) the Company,  Colorep and the shareholders of Colorep will enter into a share exchange agreement (the “Share Exchange Agreement”) whereby the Company will acquire all of the issued and outstanding securities of the Colorep (the “RTO”), such that upon the closing (the “Closing”) under the Share Exchange Agreement, Colorep will become a wholly owned subsidiary of the Company. There are many significant  conditions (collectively, the “Conditions Precedent”) associated with the conclusion of the Transactions, and the Company can provide no assurance that any of the Conditions Precedent will be met or that any of the Transactions contemplated under the Letter of Intent will be concluded.

Certain Information About Colorep

Colorep develops and offers for sale sustainable subsurface printing and dyeing technology for decorating a wide variety of textiles and other consumer products.

Colorep has indicated to the Company that it is involved in negotiations with Transprint USA, Inc., a Virginia corporation (“Transprint”) regarding the acquisition of Transprint by Colorep (the “Transprint Acquisition”).  In connection with the Transprint Acquisition, Colorep has indicated to the Company that Colorep is seeking a minimum of Seven Million Four Hundred Thousand Dollar (US$7,400,000.00) credit facility (the “Credit Facility”) from a commercial lender (the “Commercial Lender”) in order to consummate the Transprint Acquisition.

Colorep has indicated to the Company that it is obligated under (i) a $1,000,000 loan  (the “First Bridge  Loan”) to certain lenders (the “First Bridge Loan Lenders”); and (ii) a $2,000,000 loan (the “Second Bridge Loan”) to certain lenders (the “Second Bridge Loan Lenders”), and that various of the assets of Colorep serve as the collateral for repayment of the First Bridge Loan and the Second Bridge Loan

The Debentures

The Letter of Intent provides that the Company will, within ten (10) business days after the execution of the Letter of Intent, acquire a $1,000,000.00 secured convertible debenture (the “First Debenture”) from Colorep provided that (i) the legal documentation relating to the Debenture is mutually acceptable to the Company and Colorep; (ii) the maturity dates of the First Bridge Loan and the Second Bridge Loan have been extended to April 30, 2008, unless Colorep has concluded a Financing (as hereinafter described) prior to the current maturity dates of the First Bridge Loan and the Second Bridge Loan; and (iii) an intercreditor agreement (the “Intercreditor Agreement”) acceptable to the Company has been executed by the Company, the First Bridge Loan Lenders, the Second Bridge Loan Lenders and the Commercial Lender.

The Letter of Intent further provides that the Company will, subsequent to the execution by the Company and Colorep of the Share Exchange Agreement, acquire an additional $1,000,000.00 secured convertible debenture (the “Second Debenture”) from Colorep provided that (i) the Company is satisfied as to the progress of Colorep as to the Financing (as hereinafter described); and (ii) an agreement, satisfactory to the Company, has been executed by Colorep and Transprint Acquisition.

The Debentures, in general, will provide for:

1.

Interest at the rate of one percent (1%) per month, except that if the Commercial Lender providing the Credit Facility requires that the Company subordinate repayment of the Debentures to the Credit Facility, then the interest rate will increase by one half of one percent (0.5%) on that portion of the amounts outstanding under the First Debenture and the Second Debenture that are so subordinated.

2.

Accrued Interest due under the First Debenture and the Second Debenture may be paid, at the election of the Company, in cash or in shares of Colorep based upon a conversion price equal to the purchase price of the shares of Colorep under the Financing (as hereinafter described).

3.

The First Debenture and the Second Debenture will be due on April 30, 2008 (the “Debenture Maturity Date”) provided that the Debenture Maturity Date will be automatically extended to June 30, 2008 if (i) regulatory acceptance of the RTO is reasonably expected; and (ii) the maturity date of the First Bridge Loan and the Second Bridge Loan are extended to June 30, 2008; and further provided that the Debenture Maturity Date will be extended to December 31, 2008 if (i) the Financing (as hereinafter described) has not been concluded; (ii)  the Share Exchange Agreement is terminated due to a breach by the Company or due to the failure of the Company to have obtained any consent and/or regulatory authorization required to consummate the RTO; or (iii) the Company accepts an Alternative CBT Transaction (as such term is defined in the Letter of Intent).

4.

If the Closing of the RTO does not occur prior to the Maturity Date of the Debentures, as same may be extended, the Company shall have the right to convert the unpaid principal and interest due under the Debentures into shares of common stock of Colorep (i) at  the conversion price shall be $0.795 per share of common stock of Colorep, if the failure of the Closing to occur was not a result of a breach by the Company under the Share Exchange Agreement or the Company having entered into an Alternative CBT Transaction (as such term is defined in the Letter of Intent); or (ii) a conversion price equal to the purchase price of the shares of Colorep under the Financing (as hereinafter described) limited to a conversion of not more than $3,000,000, if the failure of the Closing to occur due to a breach by Colorep under the Share Exchange Agreement or due to Colorep  having entered into a Colorep Alternative Transaction (as such term is defined in the Letter of Intent) and Colorep has completed the Financing; or (iii) a conversion price that will entitle the Company to an aggregate of 4,244,235 shares of Colorep, if the failure of the Closing to occur due to a breach by Colorep under the Share Exchange Agreement or due to Colorep  having entered into a Colorep Alternative Transaction (as such term is defined in the Letter of Intent) and Colorep has not completed the Financing.

5.

Repayment of the Debentures will be secured under a security agreement (the “Security Agreement”).  The security interest provided to the Company under the Security Agreement will be subordinated to the security interest granted by Colorep under the First Bridge Loan and will be pari passu to the security interest granted by Colorep under the Second Bridge Loan.  In any event, the Security Interest will be subject to the terms of an the Intercreditor Agreement.   The Security Agreement will further provide that if Colorep concludes the Financing (as hereinafter described) before the Closing of the RTO then an amount equal to the principal balance outstanding under the First Debenture and the Second Debenture will be deposited into a separate Colorep bank account (the “Collateral Account”), which Collateral Account shall serve as the collateral for repayment of the First Debenture and the Second Debenture.

The RTO

1.

Under the Letter of Intent, the Company and Colorep are required to conclude due diligence review  by December 31, 2007.

2.

Under the Letter of Intent, the Company and Colorep anticipate the execution of the Share Exchange Agreement on or before January 15, 2008 and, subject to the satisfaction of various conditions to conclude the Closing on or before February 28, 2008.

3.

Under the Letter of Intent, the Company and Colorep are required to negotiate the exchange rate for the shares to be exchanged as part of the RTO.

Conditions

The Conditions Precedent associated with the conclusion of the Transactions are significant, and the Company can provide no assurance that any of the Conditions Precedent will be met or that any of the Transactions contemplated under the Letter of Intent will be concluded.  The following represents a summary of certain of the Conditions Precedent

1.

The Company will take such actions as are necessary to reduce the total number of issued and outstanding shares of common stock of the Company after the consummation of the Share Exchange Agreement to a number that is reasonably acceptable to Colorep.

2.

The amounts outstanding under the First Bridge Loan and the Second Bridge Loan will, at the option of the Company, either be repaid or converted into common stock of Colorep pursuant to the terms of the First Bridge Loan and the Second Bridge Loan.

3.

All members of the board of directors of the Company, other than Michael Liik will resign effective as of the Closing of the RTO.

4.

The Company will have reincorporated the Company under the laws of the State of Delaware.

5.

The Company and Colorep will have received any and all required consents, approvals and/or governmental authorizations to conclude the RTO.

6.

Colorep shall have completed the Financing.  Under the terms of the Letter of Intent, the Financing consists of the receipt by Colorep of at least US$15,000,000.00) from the sale of its common stock at a price equivalent to the greater of (i) an aggregate valuation of not less than US$40,000,000.00; or (ii) $0.707 per share of common stock, as same may be adjusted in the manner set forth in the Letter of Intent.

7.

Conclusion by Colorep of the Credit Facility.

8.

There shall have been no material adverse change in the business of Colorep, Transprint or the Company.

9.

The Company shall have amended its stock option plan in a manner satisfactory to Colorep.

Restrictions

Subsequent to the execution of the Letter of Intent and lasting until April 30, 2008, as such date may be extended under the Letter of Intent::

(a)

Colorep shall not solicit, initiate, facilitate or encourage, or furnish  information with respect to Colorep or its business, in connection with, any inquiry,  proposal or offer with respect to any merger, consolidation or other business combination  involving the Colorep or its business or the acquisition of the assets or equity of  comprising the Colorep or its business.

(b)

The Company shall not negotiate, discuss, explore or otherwise  communicate or cooperate in any way with any third party with respect to any alternative transaction between the Company and a target company or enter into any agreement, arrangement or understanding with respect to abandonment or termination of its participation in the Transactions.

(c)

The Letter of Intent provides for certain damages that are payable to or by the Company in the event that it or Colorep breaches any of the foregoing conditions.

The foregoing summary of the Letter of Intent is qualified in its entirety by reference to the Letter of Intent, and in the event of any conflict between this summary and the actual terms and conditions of the Letter of Intent, the Letter of Intent shall govern and control.  Accordingly, readers of this summary are cautioned  to carefully review the Letter of Intent and not to place any undue reliance upon this summary.

INDEX TO EXHIBITS

Exhibit No.

Description

99.1

Press Release Dated December 10, 2007

99.2

Letter of Intent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

Dated: December 14, 2007

CARTHEW BAY TECHNOLOGIES, INC.

(Registrant)

/s/ Michael Liik

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By: Michael Liik, President and CEO

Dated: December 14, 2007

CARTHEW BAY TECHNOLOGIES, INC.

(Registrant)

/s/ Brian Clewes

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By: Brian Clewes, CFO, Secretary and Treasurer